

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

Mail Stop 3010

May 28, 2010

VIA USMAIL and FAX (949) 852-2729

Ms. Sharon C. Kaiser
Chief Financial Officer
Cornerstone Healthcare Plus REIT, Inc.
1920 Main Street, Suite 400
Irvine, California 92614

>    **Re:   Cornerstone Healthcare Plus REIT, Inc.**
>    **Form 10-K as of December 31, 2009**
>    **Filed on March 17, 2010**
>    **File No. 000-53969**

Dear Ms. Kaiser:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Ms. Sharon Kaiser
Cornerstone Healthcare Plus REIT, Inc.
May 28, 2010
Page 2


FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Financial Statements and Notes

Note 4 – Investments in Real Estate, page F-13

1.      Please advise us how you evaluated the significance of your acquisition of Mesa
        Vista Inn Health Center when determining whether financial statements should
        have been filed in a Form 8-K.  In your response, tell us your consideration of
        Rule 3-05 of Regulation S-X.  In addition, given this property is triple net leased
        to a single tenant on a long term basis, tell us also if you evaluated whether this
        property represents a significant asset concentration for which financial
        statements of the tenant should be provided.

                                *   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response.  Please submit a response letter on EDGAR
that keys your responses to our comments and provides any requested information.
Detailed response letters greatly facilitate our review.  Please understand that we may
have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed decision.  Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that

    •   the company is responsible for the adequacy and accuracy of the disclosure in the
        filings;

    •   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filings; and

    •   the company may not assert staff comments as a defense in any proceeding
        initiated by the Commission or any person under the federal securities laws of the
        United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Michael Pokorny, at (202) 551-3714, or me, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Cicely L. LaMothe
Accounting Branch Chief